UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MOVE, INC.

(Name of Subject Company)

MOVE, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62458M207

(CUSIP Number of Class of Securities)

Steven H. Berkowitz

Chief Executive Officer

Move, Inc.

10 Almaden Blvd, Suite 800

San Jose, California

(408) 558-7100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Jennifer Fonner Fitchen, Esq. Cooley LLP 3175 Hanover St. Palo Alto, CA 94304-1130 (650) 843-5000	James Caulfield Executive Vice President and General Counsel Move, Inc. 30700 Russell Ranch Road Westlake Village, CA 91362 (805) 557-3533

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1. Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes attached hereto, this “Schedule 14D-9”) relates is Move, Inc., a Delaware corporation (“Move”). The address of the principal executive offices of Move is 10 Almaden Blvd, Suite 800, San Jose, California and its telephone number is (408) 558-7100. In this Schedule 14D-9, “we,” “us,” “our,” “Company” and “Move” refer to Move, Inc.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the Common Stock, par value $0.001 per share, of Move. As of October  13, 2014, there were 40,629,282 shares of Common Stock of Move issued and outstanding.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of Move, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. Move’s website is http://www.move.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer.

This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on October 15, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by News Corporation, a Delaware corporation (“Parent”) and Magpie Merger Sub, Inc., a Delaware corporation and a wholly-owned indirect subsidiary of Parent (“Purchaser”). The Schedule TO relates to the tender offer for all of the outstanding shares of Common Stock, par value $0.001 per share, of Move (sometimes referred to herein as, the “Shares”), for a purchase price of $21.00 per Share, net in cash (the “Offer Price”), without interest, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the offer to purchase dated October 15, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.”

The Offer to Purchase and the Letter of Transmittal are being mailed to Move’s stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 30, 2014 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser, and Move. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable laws, Purchaser will merge with and into Move (the “Merger”), with Move continuing as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser, any wholly-owned subsidiary of Parent or any wholly-owned subsidiary of Move, Shares held in the treasury of Move or any of its subsidiaries, and Shares held by stockholders who are entitled to demand and are properly demanding appraisal rights pursuant to, and who are complying in all respects with, the provisions of Section 262 of the DGCL) will be converted into the right to receive, without interest thereon and less any required withholding taxes, an amount equal to the Offer Price. Upon the effective time of the Merger (the “Effective Time”), Move will cease to be a publicly traded company and will become wholly-owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is at the end of the day, 12:00 midnight, New York City time, on November 13, 2014, unless the Offer is extended pursuant to the terms of the Merger Agreement or the Offer is earlier terminated.

As set forth in the Offer to Purchase, the principal office address of each of Parent and Purchaser is 1211 Avenue of the Americas, New York, New York, 10036. The telephone number at the principal office is (212)  416-3400.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9 or in the excerpts from the Company’s Definitive Proxy Statement on Schedule 14A, dated and filed with the SEC on April 24, 2014 (the “2014 Proxy Statement”), relating to the Company’s 2014 annual meeting of stockholders, which excerpts are set forth as Exhibit (e)(7) hereto and incorporated herein by reference, to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Move or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand.

Exhibit (e)(7) is incorporated herein by reference and includes the following sections from the 2014 Proxy Statement: “Director Compensation—Cash Compensation Structure in 2013,” “Director Compensation—Director Equity Compensation in 2013,” “Director Compensation—Director Compensation Table,” “Security Ownership of Certain Beneficial Owners and Management,” “Compensation Discussion and Analysis,” “Executive Compensation—Summary Compensation Table,” “Executive Compensation—Grants of Plan-Based Awards for Fiscal Year 2013,” “Executive Compensation—Employment-Related Agreements,” “Executive Compensation—Outstanding Equity Awards at 2013 Fiscal Year End,” “Executive Compensation—Option Exercises and Stock Vested in Fiscal Year 2013,” and “Executive Compensation—Potential Payments Upon Termination or Change in Control.”

Any information that is incorporated herein by reference, including any information contained in the pages from the 2014 Proxy Statement, shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements with Current Executive Officers and Directors of Move.

Our executive officers and members of our Board of Directors (our “Board”) may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. Our Board was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Transactions, as discussed below in “Item 4. The Solicitation and Recommendation—Background and Reason for the Recommendation.”

Set forth below are the descriptions of the interest of our non-employee directors and executive officers, including interests in equity or equity-based awards, change in control severance benefits and other compensation and benefit arrangements. The dates used in the discussion below to quantify certain of these interests have been selected for illustrative purposes only, and they do not necessarily reflect the dates on which certain events will occur.

Effect of the Offer and the Merger on Outstanding Equity Awards

Treatment of Shares Owned by Executive Officers and Directors of Move

If the executive officers and directors of Move who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Move who tender their Shares. As of October 13, 2014, the executive officers and directors of Move beneficially owned, in the aggregate, 637,079 Shares, excluding any Shares to be (1) retained upon the vesting of restricted stock awards, (2) issuable upon the exercise of stock options, and (3) delivered in settlement of restricted stock units, in each case, as applicable. If the executive officers and directors were to tender all of the 637,079 Shares owned by them as of October 13, 2014 in the Offer and those Shares were accepted for payment and purchased by Purchaser, the executive officers and directors would receive an aggregate of approximately $13,378,659 in cash (without taking into account any applicable tax withholding), assuming that the price paid per Share in the Offer is $21.00.

If our executive officers and directors do not tender the Shares they own in the Offer, upon consummation of the Merger, their Shares will represent the right to receive the per share Merger Consideration (as defined in the Merger Agreement) on the same terms and conditions as other stockholders of the Company, and the executive officers and directors would receive an aggregate of approximately $13,378,659 in cash (without taking into account any applicable tax withholding), assuming that the per share consideration to be paid in the merger is $21.00.

The following table sets forth the number of Shares beneficially owned as of October 13, 2014 by each of our executive officers and directors (excluding Shares to be (1) retained upon the vesting of restricted stock awards, (2) issuable upon the exercise of stock options, and (3) delivered in settlement of restricted stock units) and the aggregate cash consideration that each of them may become entitled to receive in respect of those Shares in connection with the Offer or the Merger, rounded to the nearest dollar (without taking into account any applicable tax withholding).

Name	Number of Shares Owned (#)	Cash Value of Shares Owned
Named Executive Officers
Steven H. Berkowitz	124,308	$2,610,468
Rachel Glaser	14,877	$312,417
John Robison	8,174	$171,654
James S. Caulfield	11,825	$248,325

Other Executive Officers
Raymond A. Picard	14,048	$295,008

Non-Employee Directors
Joe F. Hanauer(1)	286,991	$6,026,811
Jennifer Dulski	16,638	$349,398
Kenneth K. Klein	44,345	$931,245
V. Paul Unruh	38,131	$800,751
Catherine B. Whatley	—	—
Bruce G. Willison	77,742	$1,632,582
Cheryl Ainoa	—	—

All of our Current Directors and Executive Officers as a Group	637,079	$13,378,659

(1)	Includes 101,587 Shares held by Ingleside Interests, L.P. Mr. Hanauer is a general partner of this entity. Mr. Hanauer disclaims beneficial ownership of these Shares except to the extent of his pecuniary interest in this entity.

Treatment of Restricted Stock Awards Held by Non-Employee Directors

The Merger Agreement provides that at the Effective Time, each restricted stock award that is outstanding as of immediately prior to the Effective Time and held by a non-employee director (a “Director RSA”), will vest and, at the Effective Time, will be canceled and converted automatically into the right to receive an amount equal to the per share Merger Consideration, less any applicable taxes.

The following table summarizes, as of October 13, 2014, the outstanding Director RSAs held by the non-employee directors, and the cash consideration that each of them may become entitled to receive in respect of such Director RSAs, assuming each such director’s continued service as a director through the closing date of the Merger and that the per share Merger Consideration is $21.00.

Name	Number of Shares Subject to Outstanding Company RSAs (#)	Aggregate Cash Consideration
Joe F. Hanauer	30,582	$642,222
Jennifer Dulski	18,849	$395,829
Kenneth K. Klein	15,291	$321,111
V. Paul Unruh	15,291	$321,111
Catherine B. Whatley	—	—
Bruce G. Willison	15,291	$321,111
Cheryl Ainoa	13,402	$281,442

Treatment of Stock Options Held by Executive Officers

The Merger Agreement provides that at the Effective Time, each Company stock option (a “Company Option”) that is held by a current employee, executive officer or director and that is outstanding and unexercised as of immediately prior to the Effective Time, whether vested or unvested, will be assumed by Parent (each, an “Adjusted Option”) and will continue to have and be subject to the same terms and conditions (including the term, exercisability and vesting schedule) as were applicable to the corresponding Company Option immediately prior to the Effective Time, except that each Adjusted Option (1) will be exercisable for that number of shares of Class A common stock of Parent, rounded down to the nearest whole share, equal to the product of (a) the number of Shares to which the corresponding Company Option related immediately prior to the Effective Time and (b) the Equity Award Exchange Ratio (as defined below), and (2) the per share exercise price for each Adjusted Option will be equal to the quotient of (a) the per share exercise price of the Company Option divided by (b) the Equity Award Exchange Ratio, rounded up to the nearest whole cent. As of October 13, 2014, no directors held outstanding Company Options. Accordingly, to the extent any executive officer remains employed by Parent or the Surviving Corporation at the Effective Time, outstanding Company Options held by such executive officer will be converted into Adjusted Options and the executive officer will not receive any payments in respect of his or her Company Options at the Effective Time. Pursuant to the Merger Agreement, the Equity Award Exchange Ratio is equal to the quotient of (1) the Merger Consideration (i.e., $21.00) and (2) the average closing price for a share of Class A common stock of Parent as reported on the NASDAQ Global Select Market for the five consecutive trading days ending with the closing date of the Merger, rounded to the nearest one ten thousandth. Accordingly, the Equity Award Exchange Ratio cannot be determined until after the close of the market on the date on which the Merger closes.

As discussed in more detail below under “—Executive Severance and Retention Agreements with Executive Officers,” each executive officer is party to an Executive Severance and Retention Agreement with Move which provides, among other things, that in the event the executive officer is terminated without “cause” or if the executive officer terminates employment for “good reason” during the period commencing on the date the Merger Agreement is signed and ending on the date which occurs twelve months following the closing date of the Merger (a “Change in Control Termination”), all outstanding and unvested Company Options held by such executive officer will become fully vested and exercisable on the date of such Change in Control Termination. Assuming any executive officer incurred a Change in Control Termination on the closing date of the Merger, all outstanding and unvested Company Options held by such executive officer would vest on such date. For purposes of this Schedule 14D-9 and the table below, we have assumed that such Company Options would not be converted into Adjusted Options.

The table below sets forth, for each of our executive officers, the hypothetical cash value of the outstanding Company Options held by such executive officers as of October 13, 2014, assuming that (1) all Company Options held by such executive officer as of October 13, 2014 remain unexercised at the Effective Time, (2) such executive officer incurs a Change in Control Termination on the closing date of the Merger, which we have assumed for these purposes to be October 13, 2014, such that all unvested Company Options become vested on the date of such termination, and (3) such executive officer receives an aggregate amount in cash (on a pre-tax basis) in respect of all Company Options held by the executive officer (including those that accelerate in connection with the Change in Control Termination), calculated by multiplying the excess of the Merger Consideration over the respective per share exercise prices (rounded to the nearest cent) of the Company Options by the number of Shares subject to such Company Options.

	Vested Company Options		Unvested Company Options
Name	Number of Shares Underlying Vested Company Options (#)	Cash Spread Value of Vested Company Options ($)(1)	Number of Shares Underlying Unvested Company Options (#)	Cash Spread Value of Unvested Company Options(2)
Named Executive Officers
Steven H. Berkowitz	792,499	$10,952,631	340,001	$3,778,619
Rachel Glaser	134,686	$1,818,491	145,314	$1,655,159
John Robison	184,999	$2,182,638	175,001	$1,883,762
James S. Caulfield	297,967	$2,705,977	65,158	$697,423
All Other Executive Officers
Raymond A. Picard	16,250	$157,881	70,000	$656,294

(1)	The amounts in this column reflect the hypothetical cash value of vested Company Options held by the executive officer as of October 13, 2014, calculated as the product of (i) the number of shares subject to such vested Company Options and (ii) the positive difference between the per share Merger Consideration and the exercise price per share of such outstanding vested Company Options held by such executive officer. The amounts above are based on assumptions and do not reflect the actual value of any cash payment that would actually be received by the executive officer at the Effective Time in respect of such vested Company Options.
(2)	The amounts in this column reflect the hypothetical cash value of unvested Company Options held by the executive officer as of October 13, 2014 that would accelerate and vest in the event of a Change in Control Termination, calculated as the product of (i) the number of shares subject to such unvested Company Options and (ii) the positive difference between the per share Merger Consideration and the exercise price per share of such outstanding unvested Company Options held by such executive officer. The amounts above are based on assumptions and do not reflect the actual value of any cash payment that would actually be received by the executive officer at the Effective Time in respect of such unvested Company Options.

Treatment of Restricted Stock Awards Held by Executive Officers

The Merger Agreement provides that at the Effective Time, each restricted stock award that is outstanding as of immediately prior to the Effective Time that is not a Director RSA (each, a “Company RSA”), will be assumed by Parent (an “Adjusted RSA”) and will continue to have and be subject to the same terms and conditions (including vesting and forfeiture provisions) as were applicable to the corresponding Company RSA immediately prior to the Effective Time, except that each Adjusted RSA will be converted into the right to retain a number of whole shares of Class A common stock of Parent (rounded to the nearest whole share) equal to (1) the number of Shares to which the Company RSA related immediately prior to the Effective Time, multiplied by (2) the Equity Award Exchange Ratio. Accordingly, to the extent any executive officer remains employed by Parent or the Surviving Corporation at the Effective Time, outstanding Company RSAs held by such executive officer will be converted into Adjusted RSAs and the executive officer will not receive any payments in respect of his or her Company RSAs at the Effective Time.

As discussed in more detail below under “—Executive Severance and Retention Agreements with Executive Officers,” each executive officer is party to an Executive Severance and Retention Agreement with Move which provides, among other things, that in the event the executive officer incurs a Change in Control Termination, all outstanding Company RSAs held by such executive officer will become fully vested on the date of such Change in Control Termination. Accordingly, assuming any executive officer incurred a Change in Control Termination on the closing date of the Merger, all outstanding Company RSAs held by such executive officer would vest on such date. For purposes of this Schedule 14D-9 and the table below, we have assumed that such Company RSAs would not be converted into Adjusted RSAs.

The table below sets forth, for each of our executive officers, the hypothetical cash value of the outstanding Company RSAs held by such executive officers as of October 13, 2014, assuming that (1) all Company RSAs held by such executive officer as of October 13, 2014 remain unvested at the Effective Time, (2) such executive officer incurs a Change in Control Termination on the closing date of the Merger, which we have assumed for these purposes to be October 13, 2014, such that all unvested Company RSAs vest, and (3) such executive officer receives an aggregate amount in cash (on a pre-tax basis) in respect of such Company RSAs, calculated by multiplying the per share Merger Consideration by the number of Shares subject to such Company RSAs.

	RSAs
Name	Number of Shares Subject to Restricted Stock Awards (#)	Cash Value of Restricted Stock Awards(1)
Named Executive Officers
Steven H. Berkowitz	22,500	$472,500
Rachel Glaser	50,000	$1,050,000
John Robison	—	—
James S. Caulfield	6,250	$131,250
All Other Executive Officers
Raymond A. Picard	—	—

(1)	The amounts in this column reflect the hypothetical cash value of Company RSAs held by the executive officer as of October 13, 2014 that would accelerate and vest in the event of a Change in Control Termination, calculated as the product of (i) the number of Shares subject to such RSAs and (ii) the Merger Consideration, and does not reflect the actual value of any cash payment that would actually be received by the executive officer at the Effective Time in respect of such Company RSAs.

Treatment of Restricted Stock Units Held by Executive Officers

The Merger Agreement provides that at the Effective Time, each Company restricted stock unit (a “Company RSU”) that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be assumed by Parent (an “Adjusted RSU”) and will continue to have and be subject to the same terms and conditions (including vesting, forfeiture and payment provisions) as were applicable to the corresponding Company RSU immediately prior to the Effective Time, except that each Adjusted RSU will be converted into the right to receive a number of whole shares of Class A common stock of Parent (rounded to the nearest whole share) equal to (1) the number of Shares to which the Company RSU related immediately prior to the Effective Time, multiplied by (2) the Equity Award Exchange Ratio. As of October 13, 2014, no directors held outstanding Company RSUs. Accordingly, to the extent any executive officer remains employed by Parent or the Surviving Corporation at the Effective Time, outstanding Company RSUs held by such executive officer will be converted into Adjusted RSUs and the executive officer will not receive any payments in respect of his or her Company RSUs at the Effective Time.

As discussed in more detail below under “—Executive Severance and Retention Agreements with Executive Officers,” each executive officer is party to an Executive Severance and Retention Agreement with Move which provides, among other things, that in the event the executive officer incurs a Change in Control Termination, all outstanding and unvested Company RSUs held by such executive officer will become fully vested on the date of such Change in Control Termination. Accordingly, assuming any executive officer incurred a Change in Control Termination on the closing date of the Merger, all outstanding and unvested Company RSUs held by such executive officer would vest on such date. For purposes of this Schedule 14D-9 and the table below, we have assumed that such Company RSUs would not be converted into Adjusted RSUs.

The table below sets forth, for each of our executive officers, the hypothetical cash value of the outstanding Company RSUs held by such executive officers as of October 13, 2014, assuming that (1) all Company RSUs held by such executive officer as of October 13, 2014 remain unvested at the Effective Time, (2) such executive officer incurs a Change in Control Termination on the closing date of the Merger, which we have assumed for these purposes to be October 13, 2014 such that all unvested Company RSUs vest, and (3) such executive officer receives an aggregate amount in cash (on a pre-tax basis) in respect of such Company RSUs, calculated by multiplying the per share Merger Consideration by the number of Shares subject to such Company RSUs.

	Unvested Company RSUs		Vested Company RSUs
Name	Number of Shares Underlying Unvested Company RSUs (#)	Cash Value of Unvested Company RSUs ($)(1)	Number of Shares Underlying Vested Company RSUs (#)	Cash Value of Vested Company RSUs ($)(2)
Named Executive Officers
Steven H. Berkowitz	156,250	$3,281,250	—	—
Rachel Glaser	47,500	$997,500	—	—
John Robison	97,500	$2,047,500	—	—
James S. Caulfield	54,000	$1,134,000	—	—
All Other Executive Officers
Raymond A. Picard	79,500	$1,669,500	—	—

(1)	The amounts in this column reflect the hypothetical cash value of unvested Company RSUs held by the executive officer as of October 13, 2014, calculated as the product of (i) the number of Shares subject to such unvested Company RSUs and (ii) the per share Merger Consideration, and does not reflect the actual value of any cash payment that would actually be received by the executive officer at the Effective Time in respect of such unvested Company RSUs.
(2)	There are no vested Company RSUs reflected in the table above because once a Company RSU becomes vested, the holder is issued a Share in settlement thereof.

Executive Severance and Retention Agreements with Executive Officers

We have entered into employment agreements and/or Executive Severance and Retention Agreements with each of Steven H. Berkowitz, Rachel Glaser, John Robison, James Caulfield and Raymond Picard (which we refer to as the “Severance Agreements”), which provide certain change in control severance benefits to our executive officers. We entered into the Severance Agreement with (1) Mr. Berkowitz on January 21, 2009 and subsequently amended it effective January 28, 2013, (2) Ms. Glaser on December 21, 2011 and subsequently amended it effective January 28, 2013, (3) Mr. Robison on February 7, 2012 and subsequently amended it effective March 6, 2013, (4) Mr. Caulfield on October 5, 2006 and subsequently amended it effective January 28, 2013, and (5) Mr. Picard, effective April 15, 2013. None of the Severance Agreements have been amended or otherwise modified in contemplation of the Merger.

Steven H. Berkowitz

Pursuant to the Severance Agreement with Mr. Berkowitz, if he incurs a Change in Control Termination, Mr. Berkowitz will be entitled to receive the following benefits: (1) up to eighteen (18) months of Company-paid COBRA premiums; and (2) subject to Mr. Berkowitz agreeing to provide transition services to us during a ninety-day transition period (but only if requested by us), (a) a cash severance payment equal to twelve (12) months of base salary and 100% of his target bonus, payable in installments over twelve (12) months following termination, (b) accelerated vesting of all outstanding equity awards held by him, and (c) for all outstanding options granted prior to June 15, 2011, extended exercisability for one year (or in the case of certain options, three years) following the end of the transition period or date of termination, as applicable, or, if earlier, the expiration of the term of such options. In addition, if any payments or benefits payable to Mr. Berkowitz under the Severance Agreement or otherwise are subject to the excise tax imposed by Section 4999 of the Code, we will reimburse him for any such excise taxes and any income and excise taxes that are payable by him as a result of such reimbursement.

The Company may condition receipt of the severance payments and accelerated vesting benefits upon the delivery by Mr. Berkowitz of a signed mutual release of claims. If Mr. Berkowitz receives the severance payments and benefits set forth in the Severance Agreement, he is subject to a one-year non-solicitation provision pursuant to which he will not solicit any employees of Move or otherwise induce any such employees to discontinue their employment relationship with Move. In addition, Move and Mr. Berkowitz are subject to a mutual non-disparagement provision.

Rachel Glaser; James Caulfield; John Robison; Raymond Picard

Pursuant to the Severance Agreements with each of Ms. Glaser, Mr. Caulfield, Mr. Robison, and Mr. Picard, in the event any such executive incurs a Change in Control Termination, the executive will be entitled to receive the following payments and benefits: (1) up to twelve (12) months of Company-paid COBRA premiums; and (2) subject to the executive agreeing to provide transition services to us during a one-hundred and eighty (180) day transition period (but only if requested by us), (a) a lump sum severance payment equal to (i) twelve (12) months of the executive’s then-current base salary and (ii) an amount equal to 50% of the executive’s target bonus for the year of termination (the “Minimum Bonus Payment”), paid within five business days after the end of the transition period or the termination date, as applicable, and (b) if the executive’s termination occurs after June 30 of any year, and all financial performance criteria established in the executive’s bonus plan are achieved by the Company for the full year in which the termination occurs, a pro-rated portion of the executive’s target bonus based on the number of days in which the executive is employed during the year, less the Minimum Bonus Payment, payable in a lump sum within sixty (60) days after the end of the year in which the termination occurs, (c) accelerated vesting of all outstanding equity awards held by the executive, and (d) with respect to Mr. Caulfield, for all outstanding options granted to him prior to June 15, 2011, extended exercisability for one year following the end of the transition period or date of termination, as applicable, or, if earlier, the expiration of the term of such options. With respect to Mr. Caulfield, notwithstanding any changes that were made to his base salary or target bonus percentage in 2012, the cash severance payment and cash bonus payments under his Severance Agreement will be calculated using his prior base pay and prior target bonus potential to the extent that they render a payment amount, in the aggregate, that is greater than if such payments were calculated using his then-current base pay and target bonus.

The Company may condition receipt of the severance payments and accelerated vesting benefits upon the delivery by the executive of a signed mutual release of claims. If the executive receives the severance payments and benefits set forth in the Severance Agreement, the executive is subject to a one-year non-solicitation provision pursuant to which the executive will not solicit any employees of Move or otherwise induce any such employees to discontinue their employment relationship with Move. In addition, Move and each of Ms. Glaser, Mr. Robison, and Mr. Picard are subject to a mutual non-disparagement provision.

The following table provides information regarding the estimated payments and benefits that our executive officers would be eligible to receive in the event the executive incurred a Change in Control Termination on October 13, 2014.

	Cash Severance(1) ($)	Company-paid COBRA Premiums ($)(2)	Equity Award Acceleration ($)(3)	Tax Gross-Up Payment ($)(4)	Total ($)
Steven H. Berkowitz	$1,110,020	$36,375	$7,532,369	—	$8,678,764
Rachel Glaser	$474,130	$24,250	$3,702,659	—	$4,201,039
John Robison	$451,884	$24,250	$3,931,262	—	$4,407,396
James S. Caulfield	$489,726	$24,250	$1,962,673	—	$2,476,649
Raymond A. Picard	$478,960	$24,250	$2,325,794	—	$2,829,004

(1)	For Mr. Berkowitz, the amount represents (i) 12 months of his annual base salary in effect as of October 13, 2014 and (ii) an amount equal to his target annual incentive bonus for 2014, payable in annual installments over the 12 months following termination. All other executive officers would receive (i) an amount equal to 12 months of annual base salary in effect as of October 13, 2014 (or, in Mr. Caulfield’s case, his annual base salary in effect as of 2012), payable in a lump sum 5 business days after the date of termination; (ii) 50% of his or her target annual incentive bonus for 2014 (or, (x) in Mr. Caulfield’s case, his target annual incentive bonus for 2012 and (y) in Mr. Picard’s case, less any amounts previously paid to him on a quarterly basis in respect of his target annual incentive bonus), payable in a lump sum 60 days after the end of the year in which the termination date occurs; and (iii) an additional incentive bonus amount if our financial targets for 2014 are met, prorated for the number of days the executive was employed during such year, less the amount set forth in clause (ii) (and, in Mr. Picard’s case, less any amounts previously paid to him on a quarterly basis in respect of his target annual incentive bonus), payable in a lump sum 60 days after the end of the year of termination. For purposes of clause (iii), we have assumed that the Company achieved its financial targets for 2014.
(2)	Represents 100% of the executive officer’s COBRA premiums for the same or equivalent medical coverage the executive officer had on the date of his or her termination, for a period not to exceed the earlier of 12 months (or, in Mr. Berkowitz’s case, 18 months) after termination or until the executive becomes eligible for coverage at a new employer. The values shown are based on representative costs for medical, dental and vision coverage if elected through COBRA continuation during such 12-month or 18-month period, as applicable.
(3)	The amount listed in this column represents, as of October 13, 2014, the aggregate consideration in respect of outstanding and unvested Company Options, Company Restricted Stock Awards and unvested Company Restricted Stock Units on a pre-tax basis that would accelerate in connection with a Change in Control Termination. The amount is calculated as the sum of the following amounts: (i) the value of cash amounts payable in respect of accelerated Company Options, calculated on a pre-tax basis by multiplying (a) the excess of the per share Merger Consideration over the respective per share exercise prices of such Company Options by (b) the number of unvested shares subject to such Company Options; (ii) the value of cash amounts payable in respect of accelerated Company Restricted Stock Units, calculated on a pre-tax basis, by multiplying (a) the per share Merger Consideration by (b) the number of unvested shares subject to such Company Restricted Stock Units; and (iii) the value of cash amounts payable in respect of accelerated Company Restricted Stock Awards, calculated on a pre-tax basis by multiplying (a) the per share Merger Consideration by (b) the number of shares subject to such Company Restricted Stock Awards.
(4)	Mr. Berkowitz’s Severance Agreement provides that we will reimburse him for any excise taxes imposed under Section 4999 of the Code that are imposed on him and any income and excise taxes that are payable by him as a result of any reimbursement for such excise taxes. Based on estimated calculations prepared by our accounting firm, Mr. Berkowitz would not be subject to any excise taxes imposed under Section 4999 of the Code and accordingly, we would not be obligated to gross him up for such amounts.

Post-Closing Employee Benefits

For a period of at least twelve months following the Effective Time, Parent shall provide, or shall cause to be provided, to each employee of Move or any of its subsidiaries whose employment continues following the Effective Time, (1) at least the same level of base salary or hourly wage rate, as the case may be, that was provided to such employee immediately prior to the Effective Time, (2) an annual target cash bonus amount that is no less than the annual target cash bonus amount in effect immediately prior to the Effective Time, and (3) employee benefits (excluding equity and equity-based compensation) that are substantially comparable in the aggregate to the employee benefits provided to such employee immediately prior to the Effective Time. In addition, the Merger Agreement provides that if any employee of Move or any of its subsidiaries is terminated by Parent during the twelve-month period following the Effective Time, the employee will receive severance benefits in accordance with such employee’s individual employment or severance agreement, if applicable, or in accordance with the applicable severance policy of Move as in effect immediately prior to the Effective Time.

The Merger Agreement also provides that, with certain exceptions, service credit will be provided to employees of Move for purposes of vesting, eligibility to participate and benefit accrual under the employee benefit plans of Parent.

Golden Parachute Compensation

For further information with respect to the arrangements between us and our named executive officers described in this Item 3, see the information included under “Item 8. Additional Information—Golden Parachute Compensation” below (which is incorporated into this Item 3 by reference).

Potential for Future Arrangements

To our knowledge, except for certain agreements described in this Schedule 14D-9 between Move and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Move, on the one hand, and Parent, Purchaser, any of their affiliates or Move, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Move entering into any such agreement, arrangement or understanding.

It is possible that certain members of our current management team will enter into new employment arrangements with the Surviving Corporation after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team will not become effective until after the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Indemnification of Directors and Officers; Insurance

The Merger Agreement provides that all existing rights to exculpation and indemnification that the current or former directors and officers of Move or any of its subsidiaries or any person who becomes a director officer of Move or its subsidiaries prior to the Effective Time are entitled to as provided in the certificate of incorporation or bylaws of Move or any of its wholly-owned subsidiaries, as applicable, or under any contract between such person and Move or its subsidiaries, existing as of the date of the Merger Agreement, with respect to any such person’s acts or omissions occurring at or prior to the Offer closing and the Merger and will continue in full force and effect in accordance with their respective terms.

In addition, for a period of six years from and after the Effective Time, at Move’s option, Move shall, or if Move is unable to, Parent shall, cause the Surviving Corporation to, obtain and fully pay the premium for an the non-cancelable extension directors’ and officers’ liability coverage of Move’s existing directors’ and officers’ insurance policies and Move’s existing fiduciary liability insurance policies. If such “tail” prepaid policy has been obtained by either Move or the Surviving Corporation prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided, however, that Parent and the Purchaser shall not pay an amount for such “tail” policy in excess of 300% of the annual premium Move paid as of the date of the Merger Agreement for such insurance.

(b) Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

On September 30, 2014, Move, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the Conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of affairs of Move without considering the entirety of public disclosure about Move as set forth in Move’s SEC filings. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in this Schedule 14D-9 or in other public disclosures by Move.

Confidentiality Agreement

On October 21, 2013, Parent and Move entered into a Confidentiality Agreement (as amended, the “Confidentiality Agreement”), pursuant to which the parties agreed to keep confidential certain information for the preparation for or in connection with a possible transaction or a series of transactions between Parent and Move. Parent and Move also agreed, among other things, to certain “standstill” provisions which prohibit them from taking certain actions involving or with respect to the other party for a period of 18 months from the anniversary of the date of the Confidentiality Agreement or one year following the date on which either party provides notice to the other party that it has decided not to proceed with a transaction (“Standstill Period”). Additionally, Parent and Move agreed that, subject to certain exceptions, each party would not solicit for employment any officer, director or senior employee of the other party during the Standstill Period. In connection with entering into the Merger Agreement, Parent and Move agreed that all standstill and similar provisions of the Confidentiality Agreement be terminated to the extent necessary to allow Parent to effect the transactions contemplated by the Merger Agreement and that no provision of the Confidentiality Agreement shall limit the ability of Parent or any of its affiliates to take any action contemplated by the Merger Agreement. On June 30, 2014, Parent and Move entered into an amendment to the Confidentiality Agreement to permit Parent to acquire up to 4.9% of the outstanding common stock of Move.

This summary and description of the Confidentiality Agreement (including the amendment thereto) is qualified in its entirety by reference to the Confidentiality Agreement (including the amendment thereto), which are filed as Exhibit (e)(4) and Exhibit (e)(5) hereto and incorporated herein by reference.

(c) Arrangements among Parent, Purchaser, and Certain Executive Officers, Officers, Directors and Stockholders of Move.

Tender and Support Agreements

In connection with the execution and delivery of the Merger Agreement, (i) Parent, the Purchaser and each of Steven H. Berkowitz and James S. Caulfield, the chief executive officer and executive vice president, general counsel and secretary, respectively, of the Company entered into individual tender and support agreements (collectively, the “Executive Tender and Support Agreements”); and (ii) Parent, the Purchaser and the National Association of Realtors® (the “NAR”) entered into a tender and support agreement (the “NAR Tender and Support Agreement”, together with the Executive Tender and Support Agreements, “Tender and Support Agreements”). A summary of the material provisions of the Tender and Support Agreements is contained in Section 11 of the Offer to Purchase. Such summary and description of the Tender and Support Agreements is qualified in its entirety by reference to the Tender and Support Agreements, which is filed as Exhibit (e)(2) and Exhibit (e)(3) and is incorporated herein by reference.

NAR Consent Agreement

Concurrently with the execution of the Merger Agreement, NAR provided Move with its consent to the Transaction (the “NAR Consent”). The NAR Consent terminates if Move terminates the Merger Agreement due to a superior proposal or if both the Company and Parent announce that the Merger Agreement has been terminated. A copy of the NAR consent is attached hereto as Exhibit (e)(6) and is incorporated by reference herein.

The Merger Agreement, the Tender and Support Agreements, the Confidentiality Agreement and the NAR Consent have been filed as exhibits to the Schedule 14D-9 to provide stockholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about Move in Move’s public reports filed with the SEC. The Merger Agreement, the Tender and Support Agreements, the Confidentiality Agreement and the NAR Consent Agreement and the summary of their terms contained in the Offer to Purchase filed by Purchaser with the SEC on October 15, 2014, are incorporated herein by reference, and are not intended to provide any other factual information about Move. The representations, warranties and covenants contained in each agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to the agreements, and may be subject to limitations agreed upon by such parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Neither investors nor stockholders are third-party beneficiaries under the Merger Agreement, except with respect to receipt of the Offer Price or the Merger Consideration, the Tender and Support Agreements, the Confidentiality Agreement or the NAR Consent. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Item 4. The Solicitation or Recommendation.

(a) After careful consideration, including a thorough review of the terms and conditions of the Merger Agreement and the Transactions, including the Offer and the Merger, with Move’s management, legal and financial advisors, on September 29, 2014, our Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Move and its stockholders; (ii) approved and adopted the Merger Agreement (including the agreement of merger (as such term is used in Section 251 of the DGCL)) and the Transactions, including the Offer and the Merger, which approval constitutes approval under Section 203 of the DGCL as a result of which the Merger Agreement and the Transactions are not and would not be subject to any restrictions under Section 203 of the DGCL; (iii) declared the advisability of the Merger Agreement and the Transactions, including the Offer and the Merger; (iv) recommended that the stockholders of Move accept the Offer and tender all of their Shares into the Offer; and (v) elected that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations of any jurisdiction that purported to be applicable to Move, Parent, the Surviving Corporation, Purchaser, the Offer, the Merger or the Merger Agreement, shall not be applicable to Move, Parent, the Surviving Corporation, Purchaser, the Offer, the Merger or the Merger Agreement.

Accordingly, and for other reasons described in more detail below, our Board unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

(b) Background and Reason for the Recommendation

(i)	Background of Offer and Merger

As a regular part of our business, from time to time we have considered opportunities to expand and strengthen our technology, products, and research and development capabilities and to grow our consumer audience, including opportunities through strategic acquisitions, business combinations, investments, licenses, development agreements and joint ventures. This includes consideration of whether it would be in the best interests of our company and our stockholders to continue as a separate company and expand through organic growth, acquisitions or a combination of the two, or to combine with or be acquired by another company.

In early 2013, Company A made a non-binding proposal to acquire Move, ultimately proposing a price of $12.50 per share in a mix of cash and stock. Discussions terminated due to an inability to reach agreement on price.

At Parent’s request, on October 5, 2013, Mr. Steve Berkowitz, our Chief Executive Officer, and Ms. Rachel Glaser, our Chief Financial Officer, met with Mr. Robert Thomson, Chief Executive Officer of Parent, and Mr. Bedi A. Singh, Chief Financial Officer of Parent to discuss a potential strategic transaction.

On October 18, 2013, Mr. Berkowitz met with Mr. Rupert Murdoch, Executive Chairman of Parent, and Mr. Singh to further discuss a potential strategic transaction.

The parties entered into a confidentiality agreement on October 21, 2013 (the “Confidentiality Agreement”), which contained a customary standstill provision, before meetings later that day and the following day in which various members of Parent and Move’s respective management teams engaged in preliminary diligence discussions regarding our business, and Move’s management provided detailed financial projections to Parent.

On October 31, 2013, Mr. Thomson and Mr. Singh met with Mr. Hanauer and Mr. Berkowitz to further discuss the parties’ perspectives on the online real estate business and the critical role of Realtors®.

On November 20, 2013, various members of Parent’s and Move’s respective management teams engaged in further preliminary diligence discussions regarding our business, including with respect to Move’s 2013 operating plan and business and financial overview.

In early December 2013, Joe Hanauer, the Chairman of our board of directors, Mr. Murdoch and Mr. Thomson met to discuss a possible transaction. Two days later Mr. Hanauer, Mr. Murdoch, Mr. Thomson and two other Parent executives met with representatives of the NAR to discuss the possibility of a transaction. As a result of these meetings, members of Parent’s senior management told members of our management that they would potentially discuss a possible transaction between the parties at a meeting of the Parent’s board later in December and that a non-binding indication of interest might be delivered following that meeting.

On January 6, 2014, Mr. Hanauer met with Mr. Thomson, at which time Mr. Thomson informed Mr. Hanauer that Parent would not be moving forward at that time; however, his hope was that there would be interest in pursuing a potential transaction in the future.

From October 2013 through February 2014, Move also had meetings and discussions with Company B about a possible transaction. During that time, representatives of Company B, met with Mr. Hanauer, Mr. Berkowitz, and other members of our management team regarding a potential transaction and preliminary diligence matters. Representatives of Company B, Mr. Hanauer, Mr. Berkowitz and a representative of our management also met with the NAR during November 2013 to discuss a possible transaction. After further discussions between our company and Company B in February, Company B declined to pursue a transaction.

From time to time following the meeting between Messrs. Hanauer, Berkowitz and Thomson in January 2014, Mr. Thomson would contact Mr. Hanauer to discuss the online real estate market and to reiterate the hope that there would be interest on Parent’s part in pursuing a potential transaction in the future.

On June 2, 2014, Messrs. Hanauer and Thomson met at Mr. Thomson’s request, and Mr. Thomson informed Mr. Hanauer that he would meet with Parent’s directors to assess their interest in a potential transaction.

On June 5, 2014, Mr. Thomson phoned Mr. Hanauer to say he had informal discussions with certain of Parent’s directors and there was an interest in restarting discussions regarding a possible transaction.

On June 25, 2014, Mr. Thomson and Mr. Hanauer discussed the possibility of Parent purchasing a minority equity interest in Move. On June 30, 2014, Parent and Move amended the Confidentiality Agreement to permit Parent to acquire up to 4.9% of the outstanding common stock of Move. Parent has informed us that shortly thereafter it acquired 4,902 Shares at an average price of $14.76 per Share.

Conversations ensued between Messrs. Thomson and Hanauer over the following weeks with Mr. Thomson advising Mr. Hanauer of his discussions with Parent’s board and Parent’s interest in moving forward with a potential transaction.

At a meeting on August 8, 2014, Mr. Thomson provided Mr. Hanauer with a non-binding indication of interest which contemplated the acquisition of Move for $17 per share in cash. Messrs. Thomson and Hanauer then discussed the proposed transaction

On August 9 and 10, 2014, Mr. Hanauer, Mr. Berkowitz, Ms. Glaser and James Caulfield, Move’s General Counsel, spoke with representatives of Morgan Stanley, which had been retained by Move in 2010 in connection with strategic discussions that Move was then engaging in, regarding the indication of interest from Move and a list of other potential acquirors that Move might consider contacting.

On August 11, 2014, our board of directors held a meeting, also attended by representatives of Morgan Stanley, representatives of Cooley LLP (“Cooley”), our outside counsel for the proposed transaction, and representatives of our management team, in which our board of directors, with input from our management and financial and legal advisors, discussed and considered the indication of interest from Parent, possible responses to Parent, the process by which we would explore and evaluate strategic alternatives, including opportunities for us to combine with or be acquired by another company, and other information relevant to our board of directors’ consideration of potential acquisition transactions, including information relating to the Company’s valuation. Our board of directors instructed Morgan Stanley and our management team to continue discussions with Parent and its advisors, to pursue an increase in price with Parent and to develop a list of other potential acquirors. Following that meeting, Mr. Hanauer contacted Mr. Thomson and reported that our board of directors was receptive to continuing discussions, but indicated that the proposed price was insufficient.

On August 12, 2014, Mr. Hanauer spoke with Mr. Thomson, with Mr. Thomson indicating that Parent could offer as much as $19.50 per share, but would not be able to offer more. Representatives of Morgan Stanley and Goldman Sachs, financial advisor to Parent, spoke later that day regarding Parent’s proposal. As authorized by our board of directors, Morgan Stanley communicated our board of directors’ willingness to consider a proposal in the “mid-$20s” per share and requested that any definitive agreement include a “go shop” provision.

Representatives of Goldman Sachs responded to representatives of Morgan Stanley on August 12, 2014, indicating that the maximum price Parent would pay would be $20 per share and that Parent would reject a request for a “go shop” provision, but would require a “no shop” provision with customary exceptions, as well as customary termination rights and a break-up fee payable by Move under certain circumstances.

Later that day, Mr. Hanauer discussed Parent’s proposal with Mr. Thomson.

From August 13 through 15, 2014, representatives from Parent, Move, Goldman Sachs and Morgan Stanley continued to engage in discussions regarding the proposed price other terms of the proposal, and process.

On August 15, 2014, our board of directors held a meeting, also attended by representatives of Cooley and our management team. At the outset of the meeting, representatives of Cooley discussed the fiduciary duties of our board of directors with respect to the proposed transaction. Following the discussion, representatives of Morgan Stanley joined the meeting, at which point our board of directors, with input from our management and its financial and legal advisors, discussed and considered the latest proposal from Parent and possible responses to Parent.

Our board of directors continued its evaluation of Parent’s latest proposal and possible response at a board meeting on August 16, 2014, also attended by representatives of Morgan Stanley, Cooley and our management team. Having further reviewed factors relevant to Move’s valuation with Morgan Stanley, our board of directors directed Morgan Stanley to propose to Parent a price of $21 per share, with a customary “no shop” and termination fee, and on August 16, 2014, Morgan Stanley communicated to Goldman Sachs this proposal.

On August 18, 2014 Mr. Hanauer spoke with Mr. Thomson regarding the proposal. Mr. Thomson indicated that Parent anticipated revising its price proposal to $21 per share with a customary “no-shop” provision.

Subsequent to such call, representatives of Morgan Stanley and Goldman Sachs, discussed the revised proposal, the proposed timetable leading up to the signing of definitive agreements and due diligence.

Parent submitted a revised non-binding indication of interest on August 19, 2014 contemplating a price of $21 per share. Also on that day, Messrs. Hanauer and Berkowitz spoke with representatives of Morgan Stanley regarding contacting a list of other potential acquirors, which list was developed after taking into account past discussions with potentially interested parties and the collective view of Morgan Stanley and Messrs. Hanauer and Berkowitz as to the likelihood of interest and ability of other potential parties to engage in a transaction.

On August 20, 2014, representatives of our company and Parent held a call to commence the due diligence process. Between August 20, 2014 and September 30, 2014, the parties and their respective legal and financial advisors engaged in diligence discussions, and we provided Parent and its advisors with certain confidential materials in connection with Parent’s diligence review of our company.

On August 22, 2014, our board of directors held a meeting, also attended by representatives of Morgan Stanley, Cooley and our management team, in which our board of directors, with input from our management and financial and legal advisors, discussed and considered the revised proposal from Parent as well as the list of other potential acquirors to be contacted, which included, among others, Company A and Company B. After representatives of Morgan Stanley left the meeting, our board discussed entering into a new engagement letter with Morgan Stanley that would better reflect the current situation. Our board finalized its revised engagement terms with Morgan Stanley in a letter that was executed on August 25, 2014, which letter superseded the terms of the previous Morgan Stanley engagement letter.

Later in the day on August 22, 2014, at the direction of our board of directors, representatives of Morgan Stanley began their outreach to three other potential strategic buyers (none of which were Company A or Company B) selected based on strategic fit, business model fit, capacity to pay and acceptability to the NAR, which held a consent right with respect to any change of control of our company. Our board of directors believed that strategic buyers would be the most likely to pay the highest price given the availability of potential synergies. Of the three other potential buyers contacted by Morgan Stanley, none of them expressed an interest in entering into discussions with us regarding a possible strategic transaction.

On August 25, 2014, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), outside counsel to Parent, delivered a first draft of the Merger Agreement to Cooley. From August 25, 2014 through the execution of the Merger Agreement on September 30, 2014, the parties and their respective legal and financial advisors negotiated the terms of the Merger Agreement and the other agreements related to the transaction.

On August 27, 2014, Mr. Hanauer met with Mr. Thomson, Mr. Singh and other senior executives of Parent, and the NAR to discuss the transaction for the purpose of obtaining the NAR’s consent to the proposed transaction.

On August 28 and 29, 2014, representatives from Move presented a business update and financial review to representatives of Parent.

On September 3, 2014, Cooley sent a revised merger agreement to Skadden, reflecting outstanding issues including, among others, the conditions to the Offer, the amount of the termination fee, the circumstances in which the termination fee would be payable, the circumstances in which our board of directors could change its recommendation and the circumstances in which we could terminate the Merger Agreement in order to accept a superior proposal.

On September 4, 2014, our board of directors held a meeting, also attended by representatives of Morgan Stanley, Cooley and our management team, during which our board of directors received a summary of the material terms of the proposed Merger Agreement. Our board of directors provided our management team and legal and financial advisors with guidance on the negotiation of those terms.

On September 5, 2014, our board of directors of held a meeting, also attended by representatives of Morgan Stanley, Cooley and our management team. Mr. Hanauer provided our board with an update on Parent’s discussions with the NAR regarding the NAR’s consent to the proposed transaction. Our board also received an update on the status of negotiations from representatives of Cooley and management. Among the key outstanding issues were the conditions to the Offer, the amount of the termination fee, the circumstances in which the termination fee would be payable, and the circumstances in which we could terminate the Merger Agreement in order to accept a superior proposal.

On September 11, 2014, our board of directors held a meeting, also attended by representatives of Morgan Stanley, Cooley and our management team. Representatives of Morgan Stanley provided our board with an update on discussions with Parent and other potential acquirors, noting that none of the other potential parties contacted had expressed interest in a transaction. Our board also received an update on the status of negotiations from representatives of Cooley and management.

On September 22, 2014, our board of directors held a meeting, also attended by representatives of Morgan Stanley, Cooley and our management team. Representatives of Morgan Stanley provided our board with a financial review of the proposed transaction. Our board of directors also received an update on the status of negotiations from representatives of Cooley and management, including the status of discussions between Parent and the NAR regarding the NAR’s consent to the transaction.

From September 22 through 27, 2014, representatives of Move and Parent, and their respective advisors, discussed certain outstanding issues, including the amount of the termination fee and the conditions to the Offer.

On September 27, 2014, our board of directors held a meeting, also attended by representatives of Morgan Stanley, Cooley and our management team. Representatives of Morgan Stanley provided our board with an update of their financial review of the proposed transaction. Our board also received an update on the status of negotiations from representatives of Cooley and management, including the status of discussions between Parent and the NAR regarding the NAR’s consent to the transaction.

Also on September 27, 2014, Mr. Hanauer, Mr. Berkowitz, Ms. Glaser, Mr. Caulfield and Mr. Thomson met in person to discuss the status of discussions with the NAR and Parent’s requirement that the merger agreement contain a tender offer condition relating to the NAR operating agreement.

On September 28, 2014, our board of directors held a meeting, also attended by representatives of Morgan Stanley, Cooley and our management team. Our board of directors received an update on the status of negotiations from representatives of Cooley and management, including the status of discussions between Parent and the NAR regarding the NAR’s consent to the transaction.

Over the course of September 27 through 29, 2014, certain representatives of Parent and Move and their respective advisors engaged in discussions with each other and with representatives of, and legal advisors to, the NAR to reach a resolution between Parent and Move as to the Offer Condition related to the Operating Agreement, in part through further revisions to the Consent Agreement. During this time, representatives from Goldman Sachs and Morgan Stanley negotiated, at the direction of their respective clients, the amount of the termination fee, which ultimately the parties agreed to be an amount of $32.5 million.

On the evening of September 29, 2014, our board of directors, held a meeting, also attended by representatives of Morgan Stanley, Cooley and our management team, and received an update on the status of negotiations from representatives of Cooley and management. Representatives of Morgan Stanley provided a further update to their financial review of the proposed transaction. At the conclusion of the financial review and discussion of the terms of the Merger Agreement, Morgan Stanley provided our board of directors with its oral opinion (subsequently confirmed in writing) that, as of September 29, 2014 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the consideration to be received by the holders of Shares (other than the holders of certain excluded shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders. With the benefit of that presentation and advice, our board of directors, having deliberated regarding the terms of the proposed acquisition, determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, our company and its stockholders, approved and adopted the Merger Agreement and the Transactions, including the Offer and the Merger, and recommended that our stockholders accept the Offer and tender all of their Shares into the Offer.

The Merger Agreement and related documents were finalized and executed prior to the commencement of trading on September 30, 2014, and Parent, Move and the NAR then jointly issued a press release announcing the execution of the Merger Agreement, the NAR Consent and related transaction agreements.

(ii)	Reasons for Recommendation

After careful consideration, including a thorough review of the terms and conditions of the Merger Agreement and the Transactions, including the Offer and the Merger, with Move’s management, legal and financial advisors, on September 24, 2014, our Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Move and its stockholders; (ii) approved and adopted the Merger Agreement (including the agreement of merger (as such term is used in Section 251 of the DGCL)) and the Transactions, including the Offer and the Merger, which approval constitutes approval under Section 203 of the DGCL as a result of which the Merger Agreement and the Transactions are not and would not be subject to any restrictions under Section 203 of the DGCL; (iii) declared the advisability of the Merger Agreement and the Transactions, including the Offer and the Merger; (iv) recommended that the stockholders of Move accept the Offer and tender all of their Shares into the Offer; and (v) elected that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations of any jurisdiction that purported to be applicable to Move, Parent, the Surviving Corporation, Purchaser, the Offer, the Merger or the Merger Agreement, shall not be applicable to Move, Parent, the Surviving Corporation, Purchaser, the Offer, the Merger or the Merger Agreement.

Our Board considered numerous factors, including the following, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Move stockholders:

•	Certainty of Value. The Offer Price will be paid in cash, providing certainty, immediate value and liquidity to our stockholders.

•	Premium to Market Price. The Offer Price of $21.00 per share, without interest, represents approximately a 37% premium to the closing price of $15.29 per Share on September 29, 2014, the last full trading day before the Transactions were approved by our Board, and approximately a 36% premium to the 30-day average stock price of $15.43 per share.

•	Review of Strategic Alternatives. The belief of our Board, after a careful review of strategic alternatives and discussions with Move management and its advisors, that the Offer Price is more favorable to the stockholders of Move than the potential value that might have resulted from other strategic opportunities potentially available to Move, including continuing to operate as a standalone company.

•	Negotiations with Parent. The course of negotiations between Move and Parent, which resulted in an increase of $4.00, or approximately 24%, in the price per Share offered by Parent, and the belief of our Board that Move and its representatives had negotiated the highest price per Share that Parent was willing to pay for Move.

•	Risks of Remaining Independent. Our Board’s assessment that Move was unlikely in the near future to increase stockholder value as a standalone company above the Offer Price, given the risks and uncertainties in our business, including the fact that consolidation in the online real estate information industry is increasing, that increasing investment is required to remain competitive, and that larger, well-capitalized companies may begin competing with us.

•	Prior Negotiations. The belief of our Board that Move had engaged in a reasonable process designed to obtain the best available value for the stockholders and created an opportunity for other potentially interested parties to negotiate a transaction with Move if such parties were interested in a strategic transaction, and the fact that the Company or its advisors engaged with numerous potential acquirors over the course of several years, and that Parent’s offer was significantly higher than was offered by any other potential acquiror.

•	Opinion of Morgan Stanley. Morgan Stanley’s oral opinion, subsequently confirmed in writing, that as of September 29, 2014, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the $21 per share in cash to be received by holders of Shares (other than Shares (i) owned by Parent, Purchaser, any wholly-owned subsidiary of Parent or any wholly-owned subsidiary of Move, (ii) held in the treasury of Move or any of its Subsidiaries, or (iii) as to which dissenters’ rights have been perfected) pursuant to the Merger Agreement is fair from a financial point of view to such holders of Shares, as more fully described under the caption “Opinion of Move’s Financial Advisor.” The Board was aware that Morgan Stanley was entitled to certain fees upon the execution of the Merger Agreement and will become entitled to additional fees upon consummation of the Offer, as more fully described under the caption “Opinion of Move’s Financial Advisor.”

•	Tender Offer Structure. The fact that the Offer is structured as a tender offer, which can be completed, and cash can be delivered to Move’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the Transactions on stockholders and employees, with a second-step merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price as paid for the Shares in the Offer.

•	Extensions of Offer. The fact that the Purchaser must extend the Offer for successive period of not more than twenty business days per extension in order to permit the satisfaction of the conditions to the Offer until December 31, 2014, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent permitted by applicable law), and the fact that if the Antitrust Condition has not been satisfied as of the Outside Date, but all other conditions have been satisfied as of the Outside Date (other than the condition that that there shall have been validly tendered and not validly withdrawn a number of Shares that, when added to the Shares then owned by Parent and its subsidiaries, equals at least one Share more than one half of the total number of Shares then issued and outstanding (the “Minimum Condition”) and the absence of certain disputes relating to the Operating Agreement between Realtors® Information Network, Inc., a subsidiary of NAR, and RealSelect, Inc., a subsidiary of the Company, as amended (the “NAR Condition”)), then Move or Parent may extend the Outside Date from December 31, 2014 to a date not later than March 30, 2015, and that if the NAR Condition has not been satisfied as of the Outside Date (as the same may have been extended) and all other conditions to the Offer (other than the Minimum Condition) have been satisfied as of the Outside Date, then Move or Parent may further extend the Outside Date to a date not later than the date that is three months after the then-applicable Outside Date.

•	Terms of Merger Agreement. The terms and conditions of the Merger Agreement, including the following related factors:

•	the fact that Parent’s and Purchaser’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing conditions and that Parent and Purchaser make representations and warranties in the Merger Agreement about the sufficiency of their financial resources to purchase the Shares pursuant to the Offer and to consummate the Merger;

•	the nature of the conditions to Parent’s obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

•	the conclusion of our Board that the termination fee of $32,500,000 and the circumstances in which such termination fee may be payable by Move are reasonable in light of the benefits of the Offer and the other Transactions; and

•	the ability of our Board under the Merger Agreement to withdraw or modify its recommendation that Move’s stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior proposal, and Move’s right to terminate the Merger Agreement in order to accept a superior proposal and enter into a definitive agreement with respect to such superior offer, in both cases subject to payment of a termination fee, and the related ability for any other party to approach Move if such party is potentially interested in such a transaction subject to the terms and conditions of the Merger Agreement.

•	Availability of Appraisal Rights. The availability of statutory appraisal rights to Move’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

•	Support of the NAR. The fact that the NAR, a critical partner in our business, has consented to the Offer and the Merger, and our Board’s view that other potential bidders may be less attractive business partners for the NAR.

Our Board also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

•	No Shareholder Participation in Future Growth or Earnings. The fact that Move’s stockholders will not participate in any potential future benefit from owning our business, including the benefits of our new market initiatives.

•	Impact of Announcement on the Company. The effect of the announcement and pendency of the Merger Agreement and the Offer on Move’s operations and employees and our ability to retain employees.

•	No-Shop Restrictions. The restrictions that the Merger Agreement imposes on soliciting competing proposals.

•	Closing Conditions. The fact that completion of the Offer and the Merger are subject to the expiration or termination of the applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (without the imposition of any condition or requiring a remedy that the parties are not required to accept pursuant to the Merger Agreement) and the NAR Condition, the satisfaction of which are not within Move’s control.

•	Unique Value of the Realtor.com® Web Platform. Our Board’s view that, despite the increasing competition in the online real estate information services industry, Realtor.com® offers a unique and leading real estate information marketplace, and is a more Realtor®-friendly alternative to the products offered by our competitors.

•	Conflicts of Interest. The fact that our executive officers and members of our Board may be deemed to have interests in the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally, as more fully described under the caption “Interest in Securities of the Subject Company” below.

•	Consequences of Failure to Close. The fact that, if the Offer and the other Transactions are not consummated in a timely manner or at all:

•	the trading price of Shares may be adversely affected;

•	Move will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

•	Move may have lost potential business and employees after announcement of the Offer;

•	Move’s business may be subject to significant disruption; and

•	Move’s directors, officers and other employees will have expended considerable time and effort to consummate the Transactions.

•	Termination Fee. The $32,500,000 termination fee payable to Purchaser upon the occurrence of certain events, including the potential effect of such termination fee and expense reimbursement to deter other potential acquirers from publicly making a competing offer for Move that might be more advantageous to Move’s stockholders, and the impact of the termination fee and expense reimbursement on Move’s ability to engage in certain other transactions for twelve months from the date of the Merger Agreement is terminated in certain circumstances.

•	Tax Treatment. The fact that the gain realized by Move’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes.

•	Restrictions on the Company’s Conduct of Business. The potential limitations on Move’s pursuit of business opportunities due to certain pre-closing covenants in the Merger Agreement, whereby Move agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions without the prior written consent of Parent. These restrictions could delay or prevent Move from undertaking business opportunities that may arise prior to the consummation of the Offer and that may have a material and adverse effect on Move’s ability to respond to changing market and business conditions in a timely manner or at all.

Our Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

The foregoing discussion of our Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board in consideration of its recommendation. In view of the wide variety of factors considered by our Board in connection with the evaluation of the Offer and the complexity of these matters, our Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our Board considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

(iii)	Certain Financial Projections

Move does not, as a matter of course, publicly disclose long term forecasts or internal projections as to potential future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. In connection with presenting our growth opportunities to potential buyers, and in our consideration of strategic alternatives for Move, our management prepared financial projections for 2014 through 2017 that reflected the results that management believed could reasonably be achieved if we were to remain independent. We provided the projections described below as Management Cases 1 and 2 to Parent and Purchaser. We also provided the projections described below as Management Cases 1, 2 and 3 to our Board, and made such projections available to Morgan Stanley, our financial advisor, in connection with its financial analyses, presentation to the board and opinion.

The information set forth below is included solely to give Move’s stockholders access to certain financial projections that were made available to Parent, our Board and Morgan Stanley. It is not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender Shares in the Offer or any other purpose.

The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles (“GAAP”). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

The financial projections contained estimates of revenue, adjusted EBITDA and free cash flow. The financial projections reflected numerous estimates and assumptions made by Move’s management with respect to general business, economic, competitive, market and financial conditions and other future events, as well as matters specific to Move’s business, all of which were difficult to predict and many of which were beyond Move’s control. The financial projections of Move as a stand-alone company were not prepared in accordance with GAAP. Adjusted EBIDTA was not prepared in accordance with GAAP and excluded stock-based compensation expenses and non-recurring expenses. These financial projections are referred to as Management Cases 1, 2 and 3, respectively. Management Case 1 is in line with near-term and long-term analyst guidance, and assumes (a) successful penetration of the rentals market, pricing and model changes to core products that improve yield per listing, higher average revenue per user and increased penetration of software-as-a-service (“SaaS”) products; and (b) increased competitive marketing expenditure. Management Case 2 was prepared based on the following key assumptions: (a) faster penetration of new products (i.e., SaaS) and new markets (i.e., rentals) and greater improvement in core product pricing that improves yield per listing; (b) a favorable macro/real estate market environment; and (c) that Move has operating leverage as the preferred alternative in the online real estate market. Management Case 3 was prepared based on the following key assumptions: (a) slower penetration of new products (SaaS) and new markets (rentals), and slower improvement in core products; (b) a subdued macro/real estate market environment; and (c) increased investments in research and development and marketing to retain revenue in face of increased competition.

The financial projections reflected subjective judgments and assumptions in many respects and, therefore, these financial projects are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Since the financial projections cover multiple years, such information by its nature becomes less reliable with each successive year. No assurances can be given with respect to any such assumptions. The inclusion of the financial projections should not be regarded as an indication that Move, or anyone who received the projections then considered, or now considers, the projections to be material information about Move or necessarily predictive of actual future events, and this information should not be relied upon as such. Move views the financial projections as non-material because of the inherent risks and uncertainties associated with such long-range projections. Move does not intend to, and disclaims any obligation to, update, revise or correct the projections if any of them are or become inaccurate (either in the short or longer term).

The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Move in its public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the financial projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context.

Certain matters discussed herein, including, but not limited to these projections, are forward-looking statements that involve risks and uncertainties. Forward-looking statements include the information set forth herein. While presented with numerical specificity, these projections were not prepared by Move in the ordinary course and are based upon a variety of estimates and hypothetical assumptions which may not be accurate, may not be realized, and are also inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict, and most of which are beyond the control of Move. Accordingly, there can be no assurance that any of the projections will be realized and the actual results for the years ending December 31, 2014, 2015, 2016 and 2017 may vary materially from those shown above. None of Move or any other person to whom these projections were provided assumes any responsibility for the accuracy or validity of these projections. None of Move or any other person to whom these projects were provided to or any of their respective affiliates or representatives has made or makes representation to any person regarding the ultimate performance of Move compared to the information contained in the projections. Forward-looking statements also include those preceded by, followed by or that include the words “believes”, “expects”, “anticipates” or similar expressions.

Management Projections

Management Case 1

($ Thousands)	2014	2015	2016	2017
Revenue	$253,000	$292,018	$337,190	$388,831
Adjusted EBITDA	$27,250	$35,061	$44,906	$57,162
Free Cash Flow	$5,060	$11,061	$17,406	$28,162

Management Case 2

($ Thousands)	2014	2015	2016	2017
Revenue, Case 2	$253,000	$300,212	$360,215	$440,007
Adjusted EBITDA	$27,250	$37,613	$51,737	$72,001
Free Cash Flow	$5,060	$13,613	$24,237	$43,001

Management Case 3

($ Thousands)	2014	2015	2016	2017
Revenue	$253,000	$284,016	$312,417	$343,659
Adjusted EBITDA	$27,250	$27,520	$34,280	$42,198
Free Cash Flow	$5,060	$3,520	$6,780	$13,198

In light of the foregoing factors and the uncertainties inherent in the financial projections, Stockholders are cautioned not to place undue, if any, reliance on the projections.

(iv)	Intent to Tender

To our knowledge, after making reasonable inquiry, and, in the case of Steven H. Berkowitz and James S. Caulfield as required by the Executive Tender and Support Agreements, all of our executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, certain officers of Move have entered into the Executive Tender and Support Agreement and NAR has entered into the NAR Tender and Support Agreement, pursuant to which each has agreed, in his or its capacity as a stockholder of Move, to tender all of his, her or its Shares, as well as any additional Shares that he, she or it may acquire (pursuant to the exercise of options or otherwise), to Purchaser in the Offer.

The Executive Tender and Support Agreements will terminate upon the earlier of (i) the date the Merger Agreement is validly terminated in accordance with its terms; (ii) the written agreement of the parties thereto to terminate the agreement; (iii) the Effective Time; and (iv) with respect to any stockholder, such date and time as any amendment or change to the Merger Agreement or the Offer that decreases the Offer Price is effected. The NAR Tender and Support Agreement terminates in the event Move terminates the Merger Agreement due to a superior proposal or if both the Company and Parent announce that the Merger Agreement has been terminated. NAR may also withdraw its tendered shares if our Board makes an adverse recommendation change. As of October 13, 2014, the outstanding Shares subject to the Tender and Support Agreements represented approximately 2.34% of the total outstanding Shares.

(v)	Opinion of Move’s Financial Advisor

In connection with the Offer and the Merger, Morgan Stanley & Co. LLC, Move’s financial advisor (“Morgan Stanley”), rendered to our Board its oral opinion, subsequently confirmed in writing, that as of September 29, 2014, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the consideration to be received by the holders of shares of our common stock (other than the holders of certain excluded shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley to our Board, dated as of September 29, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this Schedule 14D-9 as Annex I and is incorporated by reference in this Schedule 14D-9 in its entirety. The summary of the opinion of Morgan Stanley in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley’s opinion, this section and the summary of Morgan Stanley’s opinion below carefully and in their entirety. Morgan Stanley’s opinion is directed to our Board, in its capacity as such, and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of our common stock (other than the holders of certain excluded shares) pursuant to the merger agreement as of the date of the opinion and did not address any other aspects or implications of Offer and the Merger. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation to any holder of our common stock as to whether to tender shares into the Offer, or whether to take any other action with respect to the Offer and Merger.

We retained Morgan Stanley to provide us with financial advisory services in connection with our consideration of strategic alternatives, including a possible sale of the Company, and to render a financial opinion in connection with a possible merger, sale or other strategic business combination. Our Board selected Morgan Stanley to act as our financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in our industry, and its knowledge of our business and affairs. At the meeting of our Board on September 29, 2014, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of September 29, 2014, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the $21.00 per share in cash to be received by the holders of shares of our common stock (other than shares (1) owned by Parent, Purchaser, any wholly-owned subsidiary of Parent or any wholly-owned subsidiary of the Company, (2) held in the treasury of the Company or any of our subsidiaries, or (3) as to which dissenters’ rights have been perfected, all of which we refer to as excluded shares) pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated as of September 29, 2014, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this Schedule 14D-9 as Annex I, and is incorporated by reference in this Schedule 14D-9 in its entirety. The summary of the opinion of Morgan Stanley in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Morgan Stanley’s opinion, this section and the summary of Morgan Stanley’s opinion carefully and in their entirety. Morgan Stanley’s opinion is directed to our Board, in its capacity as such, and addresses only the fairness from a financial point of view of the consideration to be received by the holders of Shares (other than the holders of the excluded shares) pursuant to the Merger Agreement as of the date of the opinion and did not address any other aspects or implications of the Offer and Merger. It was not intended to, and does not, constitute advice or a recommendation to any holder of our common stock as to whether to tender shares into the Offer, or whether to take any other action with respect to the Offer and Merger. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of the Company;

•	reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	reviewed certain financial projections prepared by the management of the Company;

•	discussed the past and current operations and financial condition and the prospects of the Company with our senior executives;

•	reviewed the reported prices and trading activity for our common stock;

•	compared our financial performance and the prices and trading activity of our common stock with that of certain other publicly-traded companies comparable with the Company and our securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	participated in certain discussions and negotiations among representatives of the Company, Parent, and their financial and legal advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by us and formed a substantial basis for its opinion. Morgan Stanley further relied upon the assurances of our management that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of our management of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive Merger Agreement will not differ in any material respect from the draft furnished to Morgan Stanley. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer and Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and our legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of our officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares (other than the holders of the excluded shares) in the Offer and Merger. Morgan Stanley did not make any independent valuation or appraisal of our assets or liabilities, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, September 29, 2014. Events occurring after September 29, 2014 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter, dated September 29, 2014, to our Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before September 29, 2014, the last full trading day prior to the meeting of our Board to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and Merger. The various analyses summarized below were based on the closing price of $15.29 per share of our common stock as of September 29, 2014, the last full trading day prior to the meeting of our Board to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and Merger, and is not necessarily indicative of current market conditions. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

In performing the financial analysis summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain financial projections provided by our management and referred to below, including the management-provided estimates (which we refer to as Management Cases 1, 2 and 3). For further information regarding these financial projections, see “Certain Financial Projections” above.

Trading Range Analysis.

Morgan Stanley performed a trading range analysis with respect to the historical share prices of our common stock for various periods ending on September 29, 2014. Morgan Stanley observed the following:

Period Ending September 29, 2014	Range of Closing Prices
Last 1 Month	$14.37 – 15.84
Last 3 Months	$13.68 – 16.03
Last 6 Months	$9.66 – 16.03
Last 12 Months	$9.66 – 18.30

Morgan Stanley observed that our common stock closed at $15.29 on September 29, 2014 (the last full trading day prior to the meeting of our Board to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and Merger). Morgan Stanley noted that the consideration per share of our common stock of $21.00 pursuant to the Merger Agreement reflected a 37% premium to the closing price per share of our common stock on September 29, 2014, a 36% premium to the average closing price per share of our common stock for the 30 days prior to and including September 29, 2014 and a 15% premium to the highest closing price per share of our common stock for the twelve months prior to and including September 29, 2014.

Equity Research Analysts’ Future Price Targets.

Morgan Stanley reviewed and analyzed future public market trading price targets for our common stock prepared and published by equity research analysts that had been compiled by Thomson Reuters prior to September 29, 2014 (the last full trading day prior to the meeting of our Board to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and Merger). These one year forward targets reflected each analyst’s estimate of the future public market trading price of our common stock and were not discounted to reflect present values. The range of undiscounted analyst price targets for our common stock was $18.00 to $23.00 per share as of September 29, 2014. Morgan Stanley discounted the range of analyst price targets per share for our common stock for one year at a rate of 10.5%, which discount rate was selected by Morgan Stanley, upon the application of its professional judgment and experience, to reflect our cost of equity. This analysis indicated an implied range of equity values for our common stock of $16.29 to $20.81 per share as of September 29, 2014.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for our common stock, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

Public Trading Comparables Analysis.

Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for the Company with comparable publicly available consensus equity analyst research estimates for selected companies that share similar business characteristics and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalizations, profitability, scale and/or other similar operating characteristics (we refer to these companies as the comparable companies). These companies were the following:

Selected Online Advertising Companies

•	AOL Inc.

•	Facebook, Inc.

•	Google Inc.

•	Yahoo! Inc.

Selected Online Vertical Companies

•	Bankrate, Inc.

•	Dice Holdings, Inc.

•	Monster Worldwide, Inc.

•	Shutterfly, Inc.

•	TechTarget, Inc.

•	Travelzoo Inc.

•	Trulia, Inc.

•	WebMD Health Corp.

•	XO Group Inc.

•	Zillow, Inc.

For purposes of this analysis, Morgan Stanley analyzed the ratio of aggregate value, which Morgan Stanley defined as fully diluted market capitalization plus total debt, plus non-controlling interest, less cash and cash equivalents, to estimated revenue and Adjusted EBITDA, which is defined as net income excluding net interest expense, income tax expense and certain other non-cash and non-recurring items, principally depreciation, amortization and stock-based compensation and charges, for calendar years 2014 and 2015, of each of these companies based on publicly available financial information compiled by Thomson Reuters for comparison purposes.

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of revenue and Adjusted EBITDA multiples and applied these ranges of multiples to the estimated relevant metric for the Company. For purposes of this analysis and other analyses described below, Morgan Stanley utilized publicly available estimates of revenue and Adjusted EBITDA prepared by equity research analysts, available as of September 29, 2014, which we refer to as the street case.

Based on the outstanding shares of our common stock on a fully diluted basis (including outstanding options, restricted stock awards, restricted stock units and shares underlying convertible debt) as of September 29, 2014, Morgan Stanley calculated the estimated implied value per share of our common stock as of September 29, 2014 as follows:

Calendar Year Financial Statistic	Selected Comparable Company Multiple Ranges	Implied Value Per Share of Move Common Stock ($)
Street Case
Aggregate Value to Estimated 2014 Revenue	2.0x – 4.0x	11.96 – 22.51
Aggregate Value to Estimated 2015 Revenue	1.5x – 3.5x	10.39 – 22.56
Street Case
Aggregate Value to Estimated 2014 Adjusted EBITDA	14.0x – 24.0x	9.33 – 15.41
Aggregate Value to Estimated 2015 Adjusted EBITDA	13.0x – 20.0x	12.40 – 18.56

No company utilized in the public trading comparables analysis is identical to the Company. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond our and Morgan Stanley’s control. These include, among other things, the impact of competition on our businesses and the industry generally, industry growth and the absence of any adverse material change in our financial condition and prospects or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Equity Value Analysis.

Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the estimated future value of a company’s common equity as a function of the company’s estimated future Adjusted EBITDA and a potential range of aggregate value to Adjusted EBITDA multiples. The resulting value is subsequently discounted to arrive at a present value for such company’s stock price. In connection with this analysis, Morgan Stanley calculated a range of present equity values per share of our common stock on a stand-alone basis. To calculate the discounted equity value, Morgan Stanley used calendar year 2016 Adjusted EBITDA estimates which were provided by management for Management Cases 1, 2, and 3. Based on its analysis of the relevant metrics for each of the comparable companies, Morgan Stanley applied a range of forward Adjusted EBITDA multiples, selected by application of Morgan Stanley’s professional judgment and experience, to these estimates and applied a discount rate of 10.5%, which discount rate was selected by Morgan Stanley, upon the application of its professional judgment and experience, to reflect the Company’s weighted average cost of capital.

The following table summarizes Morgan Stanley’s analysis:

	Comparable Company Representative Multiple Range	Implied Present Value Per Share of Move Common Stock ($)
Calendar Year 2016 Estimated Adjusted EBITDA
Case 1	13.0x – 20.0x	11.04 – 17.20
Case 2	13.0x – 20.0x	12.75 – 19.80
Case 3	13.0x – 20.0x	8.44 – 13.20

Discounted Cash Flow Analysis.

Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company. Morgan Stanley calculated a range of equity values per share for our common stock based on a discounted cash flow analysis to value the Company as a stand-alone entity. Morgan Stanley utilized estimates from the Management Cases 1, 2, and 3 for purposes of its discounted cash flow analysis. Morgan Stanley first calculated, in each of Management Cases 1, 2, and 3 the estimated free cash flow which is defined as adjusted earnings before interest, taxes, depreciation and amortization, less (1) stock based compensation expense, (2) taxes, (3) capital expenditures, and (4) changes in working capital. With respect to the analysis utilizing Management Cases 1, 2 and 3 estimates through 2017, such analyses were based on projections prepared by our management, and projections for 2018 through 2024 were developed by an extrapolation of 2017 estimates reviewed and approved by management to reach steady state Adjusted EBITDA margins and revenue growth by 2024. Morgan Stanley performed this analysis taking into account the impact of the Company’s existing NOLs. Morgan Stanley calculated the net present value of free cash flows for the Company for the years 2015 through 2024 and calculated terminal values in the year 2024 based on a terminal perpetual growth rate ranging from 2.0% to 4.0%. Morgan Stanley selected these terminal perpetual growth rates based on the application of its professional judgment and experience. These values were discounted to present values as of December 31, 2014 at 10.5%, which discount rate was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect the Company’s weighted average cost of capital.

The following table summarizes Morgan Stanley’s analysis:

Implied Present Value Per Share of Move Common Stock ($)
Case 1	11.57 – 13.27
Case 2	16.67 – 19.17
Case 3	7.48 – 8.60

Precedent Transactions Analysis.

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms and premia of selected transactions. Morgan Stanley selected such comparable transactions because they shared certain characteristics with the Offer and Merger. In connection with its analysis, Morgan Stanley compared publicly available statistics for select internet transactions with a value greater than $250 million occurring between 2012 and September 29, 2014, select real estate sector transactions occurring between 2012 and September 29, 2014, as well as select general technology transactions with a value of greater than $300 million and all-cash transaction consideration occurring between 2011 and September 29, 2014. The following is a list of the transactions reviewed:

Selected Transactions (Target / Acquiror)

Selected Internet Transactions

Ancestry.com LLC / Permira Advisers Ltd.

Apartments, LLC / CoStar Group Inc.

Cars.com / Gannett Co., Inc.

Conversant, Inc. / Alliance Data Systems Corporation

Ebates Performance Marketing, Inc. / Rakuten, Inc.

Kayak Software Corporation / The Priceline Group Inc.

Market Leader, Inc. / Trulia, Inc.

OpenTable, Inc. / The Priceline Group Inc.

Ticket Monster Inc. / Groupon, Inc.

trivago GmbH / Expedia Inc.

Trulia, Inc. / Zillow, Inc.

Tumblr, Inc. / Yahoo! Inc.

Wotif.com Holdings Limited / Expedia Inc.

Selected Online Real Estate Transactions

Apartments, LLC / CoStar Group Inc.

LoopNet, Inc. / CoStar Group Inc.

Market Leader, Inc. / Trulia, Inc.

Stayz Pty Limited / HomeAway Australia Holdings Pty. Ltd.

Trulia, Inc. / Zillow, Inc.

zipRealty Inc. / Realogy Group LLC

Selected Technology Transactions

Accelrys Inc. / Dassault Systemes SA

Acme Packet, Inc. / Oracle Corporation

Aeroflex Holding Corp. / Cobham plc

Anaren, Inc. / Veritas Capital

Ancestry.com LLC / Permira Advisers Ltd.

Ariba Inc. / SAP America, Inc.

Atheros Communications, Inc. / Qualcomm Incorporated

AuthenTec, Inc. / Apple Inc.

Blackboard Inc. / Providence Equity Partners LLC

Blue Coat Systems Inc. / Thoma Bravo, LLC

BMC Software, Inc. / Bain Capital Private Equity

Compuware Corporation / Thoma Bravo, LLC

Concur Technologies, Inc. / SAP America, Inc.

Conexant Systems Inc. / Golden Gate Capital

Convio, Inc. / Blackbaud Inc.

Dell Inc. / Silver Lake

DemandTec, Inc. / International Business Machines Corporation

EasyLink Services International Corporation / Open Text Corporation

Eloqua, Inc. / Oracle Corporation

Emdeon Inc. / The Blackstone Group L.P.

Epicor Software Corporation / Apax Partners LLP

Epocrates, Inc. / athenahealth , Inc.

ExactTarget, Inc. / Salesforce.com, Inc.

Fusion-io, Inc. / SanDisk Corp.

Gennum Corporation / Semtech Corporation

Greenway Medical Technologies, Inc. / Vista Equity Partners

GSI Commerce (eBay Enterprise, Inc.) / eBay Inc.

Hittite Microwave Corporation / Analog Devices, Inc.

International Rectifier Corporation / Infineon Technologies AG

JDA Software Group Inc. / RedPrairie Corporation

Kenexa Corp. / International Business Machines Corporation

Keynote Systems, Inc. / Thoma Bravo, LLC

Lawson Software Inc. / Infor, Inc.

LSI Corporation / Avago Technologies Limited

Macromill, Inc. / Bain Capital Private Equity

Magma Design Automation LLC / Synopsys Inc.

MModal Inc. / One Equity Partners LLC

Motorola Mobility Holdings, Inc. / Google Inc.

National Semiconductor Corporatoin / Texas Instruments Inc.

NetLogic Microsystems Inc. / Broadcom Corp.

OpenTable, Inc. / The Priceline Group Inc.

Peregrine Semiconductor Corporation / Murata Manufacturing Co., Ltd.

PLX Technologies Inc. / Avago Technologies Limited

Quest Software Inc. / Dell Inc.

Radiant Systems, Inc. / NCR Corp.

Renaissance Learning Inc. / Permira Advisers Ltd.

Responsys, Inc. / Oracle Corporation

RightNow Technologies, Inc. / Oracle Corporation

Riverbed Technologies, Inc. / Elliot Management Corporation

Smart Modular Technologies (WWH), Inc. / Silver Lake

Sourcefire, Inc. / Cisco Systems, Inc.

Standard Microsystems Corporation / Microchip Technology Inc.

sTec, Inc. / Western Digital Corporation

SuccessFactors, Inc. / SAP America, Inc.

Supertex Inc. / Microchip Technology Inc.

Symmetricom Inc. / Microsemi Corporation

Taleo Corp. / Oracle Corporation

Tellabs Inc. / Marlin Equity Partners, LLC

The Active Network, Inc. / Vista Equity Partners

Transcend Services, Inc. / Nuance Communications, Inc.

TripAdvisor Inc. / Liberty Interactive Corporation

UNIT4 N.V. / Advent International Corporation

Varian Medical Systems, Inc. / Applied Materials, Inc.

Vocus Inc. / GTCR, LLC

Volterra Semiconductor Corporation / Maxim Integrated Products, Inc.

Websense, Inc. / Vista Equity Partners

Wolfson Microelectronics plc. / Cirrus Logic Inc.

Wotif.com Holdings Limited / Expedia Inc.

For the internet and online real estate transactions listed above, Morgan Stanley noted the following financial statistics, where available: (1) estimated next twelve months’ revenue growth; (2) the multiple of aggregate value of the transaction to last twelve months and next twelve months estimated revenue; and (3) the multiple of aggregate value of the transaction to last twelve months and next twelve months estimated Adjusted EBITDA. For the technology transactions listed above, Morgan Stanley noted the following financial statistics, where available: (1) implied premium to the acquired company’s closing share price on the last trading day prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news); and (2) implied premium to the acquired company’s 30-trading day average closing share price prior to announcement (or the last 30-trading day average closing share price prior to the share price being affected by acquisition rumors or similar merger-related news).

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant financial statistic for the Company. For purposes of estimated next twelve months revenue, Morgan Stanley utilized estimates included in the street case. The following table summarizes Morgan Stanley’s analysis:

Precedent Transactions Financial Statistic	Representative Ranges	Implied Value Per Share of Move Common Stock ($)
Street Case
Aggregate Value to Estimated NTM Revenue	2.0x – 5.0x	12.78 – 29.18
Aggregate Value to Estimated NTM Adjusted EBITDA	10.0x – 25.0x	8.47 – 19.82
Aggregate Value to Estimated LTM Adjusted EBITDA	10.0x – 25.0x	5.91 – 13.92
Premia
Premium to 1-Day Prior Closing Share Price	20.0% – 50.0%	18.35 – 22.94
Premium to 30-Day Average Closing Share Price	25.0% – 55.0%	19.29 – 23.92

No company or transaction utilized in the precedent transactions analysis is identical to us or the Offer and Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond our control, such as the impact of competition on our business or the industry generally, industry growth and the absence of any adverse material change in our financial condition or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. The fact that points in the range of implied present value per share of the Company derived from the valuation of precedent transactions were less than or greater than the consideration for the Offer and Merger is not necessarily dispositive in connection with Morgan Stanley’s analysis of the consideration for the Offer and Merger, but one of many factors Morgan Stanley considered.

General.

In connection with the review of the Offer and Merger by our Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond our control. These include, among other things, the impact of competition on our businesses and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of Shares (other than the holders of the excluded shares) pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated September 29, 2014, to our Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of our common stock might actually trade.

The consideration to be received by the holders of shares of our common stock (other than the holders of the excluded shares) pursuant to the Merger Agreement was determined through arm’s length negotiations between the Company and Parent and was approved by our Board. Morgan Stanley provided advice to our Board during these negotiations but did not, however, recommend any specific consideration to the Company or our Board, nor did Morgan Stanley opine that any specific consideration constituted the only appropriate consideration for the Offer and Merger. Morgan Stanley’s opinion does not address the relative merits of the Offer and Merger as compared to any other alternative business transactions, or whether or not such alternative business transactions could be achieved or are available. Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation to any holder of our common stock as to whether to tender Shares into the Offer, as to how such holder should vote at any stockholders’ meeting to be held in connection with the Merger or whether to take any other action with respect to the Offer or Merger.

Morgan Stanley’s opinion and its oral presentation to our Board was one of many factors taken into consideration by our board in deciding to approve and adopt the Merger Agreement, declare the advisability of the Merger Agreement and approve the transactions contemplated thereby, including the Offer and Merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of our Board with respect to the consideration pursuant to the Merger Agreement or of whether our Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Our Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or for the accounts of its customers, in the debt or equity securities or loans of the Company and Parent or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the Merger Agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided us financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex I, in connection with the Offer and Merger, and we have agreed to pay Morgan Stanley a fee of approximately $15 million for its services, $11 million of which is contingent upon the closing of the Offer and $4 million of which has already been paid following the execution of the Merger Agreement and the announcement of the Offer and Merger. We have also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, we have agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley’s engagement. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financing services to the Company and have received fees of approximately $2.7 million in connection with such services. In the two years prior to the date of its opinion, Morgan Stanley has not provided financial advisory services or financing services for Parent. Morgan Stanley may seek to provide such services to Parent and the Company in the future and would expect to receive fees for the rendering of these services.

Item 5. Person/Assets Retained, Employed, Compensated or Used.

Pursuant to an engagement letter dated August 25, 2014, which superseded an existing engagement letter dated December 10, 2010, the Company engaged Morgan Stanley to act as its financial advisor in connection with the possible sale of the Company. Pursuant to the terms of this engagement letter, the Company has agreed to pay Morgan Stanley a fee of approximately $15 million for its services, $11 million of which is contingent upon the closing of the Offer and $4 million of which has already been paid following the execution of the Merger Agreement and the announcement of the Offer and Merger. In addition, the Company has agreed to reimburse Morgan Stanley for certain of its expenses, including fees of outside counsel and other professional advisors, as they are required and engaged with our consent, and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley’s engagement. The discussion pertaining to the retention of Morgan Stanley by the Company included above in “Item 4. The Solicitation or Recommendation—Opinion of Move’s Financial Advisor” is hereby incorporated by reference in this Item 5.

Except as set forth above, neither Move nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Move on its behalf with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to our Shares have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except as set forth below.

Name of Person	Transaction Date	Number of Shares	Sale or Exercise Price per Share	Nature of Transaction
Steven H. Berkowitz	8/27/2014	20,000	$6.08	Shares acquired pursuant to exercise of stock options; acquisition effected pursuant to a Rule 10b5-1 trading plan
Steven H. Berkowitz	8/27/2014	20,000	$15.7937	Sale effected pursuant to a Rule 10b5-1 trading plan
Steven H. Berkowitz	9/10/2014	10,000	$6.08	Shares acquired pursuant to exercise of stock options; acquisition effected pursuant to a Rule 10b5-1 trading plan
Steven H. Berkowitz	9/10/2014	10,000	$15.414	Sale effected pursuant to Rule 10b5-1 trading plan
Steven H. Berkowitz	9/11/2014	5,000	$15.4967	Sale effected pursuant to Rule 10b5-1 trading plan
Steven H. Berkowitz	9/24/2014	10,000	$6.08	Shares acquired pursuant to exercise of stock options; acquisition effected pursuant to a Rule 10b5-1 trading plan
Steven H. Berkowitz	9/24/2014	10,000	$14.6359	Sale effected pursuant to Rule 10b5-1 trading plan
Steven H. Berkowitz	9/30/2014	45,000	$20.9205	Sale effected pursuant to Rule 10b5-1 trading plan
Steven H. Berkowitz	10/8/2014	10,000	$6.08	Shares acquired pursuant to exercise of stock options; acquisition effected pursuant to a Rule 10b5-1 trading plan
Steven H. Berkowitz	10/8/2014	10,000	$20.9628	Sale effected pursuant to Rule 10b5-1 trading plan
Steven H. Berkowitz	10/9/2014	10,000	$20.9484	Sale effected pursuant to Rule 10b5-1 trading plan

During the 60 days prior to the date of this Schedule 14D-9, we may have issued Shares in the ordinary course in respect of the exercise of vested Company Options and/or in settlement of any Company RSUs held by persons other than any of our executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

Subject Company Negotiations

(i) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Move, any subsidiary of Move or any other person.

(ii) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Move or any subsidiary of Move, (ii) any purchase, sale or transfer of a material amount of assets by Move or any subsidiary of Move or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Move.

(iii) We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that we must follow in the event Move receives an unsolicited acquisition proposal. The information set forth in Section 11 of the Offer to Purchase under the heading “No Solicitation” is incorporated herein by reference.

(iv) Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The table below summarizes the value of the potential severance, unvested equity awards and other payments and benefits that the named executive officers could be entitled to receive from us under their Severance Agreements, assuming any such officer’s employment is terminated by us without cause or by the officer for good reason on October 13, 2014. For purposes of calculating such payments, we have assumed that the closing date of the Merger occurs on October 13, 2014 and the officer incurs a qualifying termination on such date. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the narrative that follows the table. As a result, the amount, if any, that a named executive officer actually receives may materially differ from the amounts set forth in the table.

	Cash(2)	Equity (3)	Perquisites/ Benefits (4)	Tax Reimbursement (5)	Other	Total
Steven H. Berkowitz	$1,110,020	$18,485,000	$36,375	—	—	$19,631,395
Rachel Glaser	$474,130	$5,521,150	$24,250	—	—	$6,019,530
Errol Samuelson(1)	—	—	—	—	—	—
John Robison	$451,884	$6,113,900	$24,250	—	—	$6,590,034
James S. Caulfield	$489,726	$4,668,650	$24,250	—	—	$5,182,626

(1)	Mr. Samuelson resigned on March 5, 2014. Accordingly, he will not receive any payments or benefits in connection with the Offer or the Merger that would constitute “golden parachute” compensation for purposes of this applicable SEC disclosure rules. However, Mr. Samuelson may receive consideration in connection with the Offer or the Merger in respect of any Shares he may hold in his capacity as a stockholder of Move.
(2)

As described in “Item 3. Past Contacts, Transactions, Negotiations and Agreements. Arrangements with Current Executive Officers and Directors of Move—Executive Severance and Retention Agreements with Executive Officers” above, each current named executive officer has entered into an employment agreement and/or an Executive Severance and Retention Agreement with the Company, each of which has been previously filed with the SEC (each, a “Severance Agreement”). The Severance Agreements provide, among other things, that if the named executive officer’s employment is terminated by the Company without cause or by the named executive officer for good reason, in either case, between the period commencing on September 30, 2014 and the date which occurs twelve months following the Effective Time (a “Change in Control Termination”), the named executive officer will be entitled to receive the following cash severance payments from the Company. For Mr. Berkowitz, the amount set forth above represents (i) 12 months of his annual base salary in effect as of October 13, 2014 and (ii) an amount equal to his target annual incentive bonus for 2014, payable in annual installments over the 12 months following termination. For Ms. Glaser and Messrs. Robison and Caulfield, the amount set forth above represents (i) an amount equal to 12 months of annual base salary in effect as of October 13, 2014 (or, in Mr. Caulfield’s case, his annual base salary in effect as of 2012), payable in a lump sum 5 business days after the date of termination; (ii) an amount equal to 50% of his or her target annual incentive bonus for 2014 (or, in Mr. Caulfield’s case, his target annual incentive bonus for 2012), payable in a lump sum 60 days after the end of the year in which the termination date occurs; and (iii) an additional portion of the executive’s incentive bonus amount if our financial targets for 2014 are met, prorated for the number of days the executive was employed during such year, less the amount set forth in clause (ii), payable in a lump sum 60 days after the end of the year of termination. For purposes of clause (iii), we have assumed that the Company achieved its financial targets for 2014. These amounts will be paid on a “double-trigger” basis (i.e., only in connection with a qualifying termination of employment in connection with a change in control).
(3)	The amounts listed in this column represent, as of October 13, 2014, the aggregate consideration in respect of outstanding Company Options, Company Restricted Stock Awards and Company Restricted Stock Units (determined on a pre-tax basis). This amount is calculated as the sum of: (i) the value of cash amounts payable in respect of outstanding Company Options, calculated on a pre-tax basis by multiplying (x) the excess of the per share Merger Consideration over the respective per share exercise prices of such Company Options by (y) the number of shares subject to such Company Options; (ii) the value of cash amounts payable in respect of Company Restricted Stock Units, calculated on a pre-tax basis, by multiplying (x) the per share Merger Consideration by (y) the number of shares subject to Company Restricted Stock Units; and (iii) the value of cash amounts payable in respect of Company Restricted Stock Awards, calculated on a pre-tax basis by multiplying (x) the per share Merger Consideration by (y) the number of shares subject to such Company Restricted Stock Awards. Pursuant to the Severance Agreements, in the event of a Change in Control Termination, all outstanding and unvested equity awards held by the named executive officer on the date of such termination will vest and become exercisable (if applicable). Accordingly, of the aggregate amounts set forth above, the following portion would only be paid in the event of a Change in Control Termination (a “double-trigger arrangement”): $7,532,369, $3,702,659, $3,931,262, and $1,962,673, for each of Mr. Berkowitz, Ms. Glaser, Mr. Robison and Mr. Caulfield, respectively.
(4)	Represents 100% of the executive officer’s COBRA premiums to be paid by us for the same or equivalent medical coverage the named executive officer had on the date of his or her termination, for a period not to exceed the earlier of one year (or, in Mr. Berkowitz’s case, 18 months) after termination or until the named executive officer becomes eligible for coverage at a new employer. The values shown were determined by multiplying the representative monthly COBRA premiums by 12 months or 18 months, as applicable. These amounts will be paid on a “double-trigger” basis (i.e., only in connection with a qualifying termination of employment in connection with a change in control).
(5)	Mr. Berkowitz’s Severance Agreement provides that we will reimburse him for any excise taxes imposed under Section 4999 of the Code that are imposed on him and any income and excise taxes that are payable by him as a result of any reimbursement for such excise taxes. Based on estimated calculations prepared by our accounting firm, Mr. Berkowitz would not be subject to any excise taxes imposed under Section 4999 of the Code and accordingly, we would not be obligated to gross him up for such amounts.

The Company may condition receipt of the severance payments and benefits upon the delivery by the named executive officer of a signed mutual release of claims. If the named executive officer receives the severance payments and benefits set forth above, for one year following the executive’s termination of employment, the executive agrees not to solicit any employees of Move or otherwise induce any such employees to discontinue their employment relationship with Move. In addition, each named executive officer is subject to a mutual non-disparagement provision.

Please refer to “Item 3. Past Contacts, Transactions, Negotiations and Agreements. Arrangements with Current Executive Officers and Directors of Move—Effect of the Offer and the Merger on Outstanding Securities and Equity Awards” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements. Arrangements with Current Executive Officers and Directors of Move—Executive Severance and Retention Agreements with Executive Officers” for more detail regarding the payments and benefits described in the table above.

See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Move—Golden Parachute Compensation” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Move—Executive Severance and Retention Agreements with Executive Officers” for additional information regarding these arrangements.

Conditions to the Offer

The information set forth in Section 15 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger

On September 29, 2014, our Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Move and its stockholders; (ii) approved and adopted the Merger Agreement (including the agreement of merger (as such term is used in Section 251 of the DGCL)) and the Transactions, including the Offer and the Merger, which constitutes approval under Section 203 of the DGCL as a result of which the Merger Agreement and the Transactions are not and would not be subject to any restrictions under Section 203 of the DGCL; (iii) declared the advisability of the Merger Agreement and the Transactions, including the Offer and the Merger; (iv) recommended that the stockholders of Move accept the Offer and tender all of their Shares into the Offer; and (v) elected that any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws or regulations of any jurisdiction that purported to be applicable to Move, Parent, the Surviving Corporation, Purchaser, the Offer, the Merger or the Merger Agreement, shall not be applicable to Move, Parent, the Surviving Corporation, Purchaser, the Offer, the Merger or the Merger Agreement. If Purchaser consummates the Offer and the conditions to the Merger are satisfied or waived (to the extent permitted by applicable law), Purchaser intends to effect the Merger without any action by the stockholders of Move pursuant to Section 251(h) of the DGCL.

State Takeover Laws

A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by our Board of such corporation before such person became an “interested stockholder.”

Move, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered in the Offer.

In accordance with the provisions of Section 203, our Board has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Appraisal Rights

No appraisal rights are available to the holders of Shares in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Move who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, and who do not thereafter withdraw their demand for appraisal of their Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to receive appraisal rights for the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

The obligations of Move to notify stockholders of their appraisal rights will depend on how the Merger is effected. If the Merger is effected as expected under Section 251(h) without holding a stockholder meeting, either Move before the effective date of the Merger or the Surviving Corporation within ten days after the date the Merger has become effective, will be required to send a notice to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. If for some unexpected reason the Merger cannot be effected pursuant to Section 251(h) and a meeting of Move’s stockholders is held to approve the Merger, Move will be required to send a notice not less than 20 days prior to such meeting to each stockholder of record on the record date established for the stockholder meeting that appraisal rights are available, together with a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex II to this Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the Offer Conditions, you will receive the Offer Price for your Shares.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain proposed acquisitions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the applicable waiting period requirements have been satisfied. These requirements apply to Purchaser’s proposed acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, on behalf of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, the next business day. Each of Parent and Move filed on October 15, 2014 a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, on October 30, 2014, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. Only one extension of the applicable waiting period pursuant to a Second Request is authorized by the HSR Act rules. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of Parent. In practice, complying with a Second Request can take a significant period of time. Although Move is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither Move’s failure to file such Premerger Notification and Report Form nor a Second Request issued to Move from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer. The Merger will not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will review the legality under the U.S. federal antitrust laws of Purchaser’s proposed acquisition of Move. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, the Antitrust Division or the FTC could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring divestiture of such Shares, or the divestiture of substantial assets of Parent, Purchaser, Move, or any of their respective subsidiaries or affiliates or requiring other conduct relief. United States state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Cautionary Note Regarding Forward-Looking Statements

Statements included in this Schedule 14D-9C that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements, and are based on Move’s current beliefs and expectations. These forward-looking statements include without limitation statements regarding the planned completion of the Offer and the Merger. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Move’s actual future results may differ materially from Move’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Move’s stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, customers, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of Move, including the risks detailed under “Risk Factors” and elsewhere in Move’s public periodic filings with the SEC, as well as the tender offer materials to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by Move in connection with the Offer. All forward-looking statements are qualified in their entirety by this cautionary statement and Move undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 15, 2014 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of News Corporation and Magpie Merger Sub, Inc. filed with the Securities and Exchange Commission on October 15, 2014 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Press Release, issued by News Corporation and Move, Inc., dated September 30, 2014 (incorporated herein by reference to the press release filed under the cover of Schedule 14D-9C by Move, Inc. on September 30, 2014).

(a)(5)(B)	Summary Advertisement published in The Wall Street Journal on October 15, 2014 (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(5)(C)	Opinion, dated September 29, 2014, of Morgan Stanley to our Board of Directors of Move, Inc. (incorporated by referenced to Annex I attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of September 30, 2014, by and among Move, Inc., News Corporation and Magpie Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Move, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2014).

(e)(2)	Form of Executive Tender and Support Agreements, each dated September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc., and each of Steven H. Berkowitz and James S. Caulfield. (incorporated by reference to Exhibit 99.2 to Move, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2014).

(e)(3)	NAR Tender and Support Agreement, dated September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and the National Association of Realtors® (incorporated by reference to Exhibit 99.3 to Move, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2014).

(e)(4)	Confidentiality Agreement, dated October 21, 2013, by and between News Corporation and Move, Inc.

(e)(5)	Amendment 1 to Confidentiality Agreement, dated June 30, 2014, by and between News Corporation and Move, Inc.

(e)(6)	Consent Agreement, dated September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc., Move, Inc., RealSelect, Inc., the National Association of Realtors® and Realtors® Information Network, Inc. (incorporated by reference to Exhibit 99.1 to Move, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2014).

(e)(7)	Pertinent portions of the Move, Inc. proxy statement on Schedule 14A, filed with the SEC on April 24, 2014 (incorporated by reference as provided in item 3 hereof).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MOVE, INC.

By:	/s/ Steven H. Berkowitz
Name:	Steven H. Berkowitz
Title:	Chief Executive Officer

Dated: October 15, 2014

Annex I—Opinion, dated September 29, 2014, 2014, of Morgan Stanley to our Board

Annex II—Section 262 of the Delaware General Corporation Law.

Annex I

Opinion of Morgan Stanley to our Board

2725 Sand Hill Road

Suite 200

Menlo Park, CA 94025

September 29, 2014

Board of Directors

Move, Inc.

10 Almaden Blvd., Suite #800

San Jose, CA 95113

Members of the Board:

We understand that Move, Inc. (“Move” or the “Company”), News Corporation (the “Acquiror”) and Magpie Merger Sub, Inc., a subsidiary of the Acquiror (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated September 29, 2014 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Merger Sub of a tender offer (the “Tender Offer”) to purchase all of the issued and outstanding shares of common stock of the Company, par value $0.001 per share (the “Company Common Stock”), at a price per share equal to $21.00 in cash, and (ii) the subsequent merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Acquiror, and each issued and outstanding share of the Company Common Stock, other than shares (i) owned by the Acquiror, Merger Sub, any wholly-owned subsidiary of the Acquiror or any wholly-owned subsidiary of the Company, (ii) shares held in the treasury of the Company or any of its subsidiaries, or (iii) shares as to which dissenters’ rights have been perfected (collectively, the “Excluded Shares”), will be converted into the right to receive in cash an amount per share equal to $21.00 (the “Consideration”). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company and its securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

9)	Reviewed the Merger Agreement and certain related documents; and

10)	Performed such other analyses and reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. We have further relied upon the assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of the Company Common Stock (other than holders of the Excluded Shares) in the Tender Offer and the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the execution and announcement of the Merger Agreement by the Company and the substantial remainder of which is contingent upon the closing of the Tender Offer. In the two years prior to the date hereof, we have provided financing services for the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Acquiror and the Company in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Acquiror, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law.

Our opinion does not address the relative merits of the Tender Offer and Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition Morgan Stanley expresses no opinion or recommendation as to how the stockholders of the Company should vote at any stockholders’ meeting that may be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock (other than the holders of the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael F. Wyatt
Michael F. Wyatt Managing Director

Annex II

Section 262 of the Delaware General Corporation Law

SECTION 262. APPRAISAL RIGHTS.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to §251 (other than a merger effected pursuant to §251(g) of this title and, subject to paragraph (b)(3) of this section, §251(h) of this title ), §252, §254, §255, §256, §257, §258, §263 or §264 of this title:

(1) Provided, however, that, except as expressly provided in §363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in §251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a. and b.; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2) a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under §251(h), §253 or §267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by §363(a) of this title, appraisal rights shall be available as contemplated by §363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228, §251(h), §253, or §267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of §114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to §251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by §251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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